Filed pursuant to Rule 433

Registration Statement No.: 333-189568

THE BANK OF NEW YORK MELLON CORPORATION

$300,000,000 FLOATING RATE SENIOR NOTES DUE 2018

MAY 22, 2015

ISSUER: THE BANK OF NEW YORK MELLON CORPORATION

SECURITIES: SENIOR MEDIUM-TERM NOTES, SERIES G

EXPECTED RATINGS*: A1 / A+ / AA- / AAL (STABLE/NEGATIVE/STABLE/STABLE)

LEGAL FORMAT: SEC-REGISTERED

MATURITY DATE: MAY 22, 2018

TRADE DATE: MAY 22, 2015

SETTLEMENT DATE: MAY 29, 2015 (T+4)**

COUPON: 3-MONTH LIBOR PLUS 38 BASIS POINTS

COUPON FREQUENCY: QUARTERLY

INTEREST PAYMENT DATES: INTEREST PAYS QUARTERLY ON EACH FEBRUARY 22, MAY 22, AUGUST 22 AND NOVEMBER 22, COMMENCING ON AUGUST 22, 2015 AND ENDING ON THE MATURITY DATE

INTEREST DETERMINATION DATES: THE SECOND LONDON BANKING DAY PRECEDING THE RELATED INTEREST RESET DATE

REDEMPTION: NOT REDEEMABLE BY THE ISSUER PRIOR TO MATURITY

DAY COUNT CONVENTION: ACTUAL/360; MODIFIED FOLLOWING, ADJUSTED

BUSINESS DAY CENTRES: NEW YORK, LONDON

PRINCIPAL AMOUNT: $300,000,000

PRICE TO PUBLIC: VARIABLE PRICE REOFFER

PROCEEDS TO ISSUER: $299,550,000

PRICING BENCHMARK: 3-MONTH LIBOR (REUTERS LIBOR01)

SPREAD TO BENCHMARK: +38 BASIS POINTS

DENOMINATIONS: $1,000 X $1,000

LISTING: NONE

CUSIP/ISIN: 06406HDC0 / US06406HDC07

BOOKRUNNER: GOLDMAN, SACHS & CO.

The bookrunner has agreed to purchase the notes at 99.85% of their principal amount, and the notes are being reoffered at varying prices related to prevailing market prices at the time of resale.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526.

*	A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

**	The Book-Runner expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fourth business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.